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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                              GRUBB & ELLIS COMPANY

                               ------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share

                           ---------------------------
                         (Title of Class of Securities)


                                   40009-51-0

                                  -------------
                                 (CUSIP Number)


                                 Joe F. Hanauer
                                361 Forest Avenue
                         Laguna Beach, California  92651
                                 (714) 494-2333

                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 11, 1996

               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



          Check the following box if a fee is being paid with the statement: [ ]

               Page 1 of 69 Pages

               Exhibit Index is on Page 9

                                        1

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                                  SCHEDULE 13D
CUSIP No. 40009-51-0                                         Page 2 of 69 Pages
          ----------

1.   Name of Reporting Person

     Joe F. Hanauer

2.   Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                      (b)  [X]
3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]

6.   Citizenship or Place of Organization

     United States

               7.   Sole Voting Power

                    972,836 shares of Common Stock (See Item 5)
Number of
Shares         8.   Shared Voting Power
Beneficially
Owned By            -0- shares of Common Stock (See Item 5)
Each
Reporting      9.   Sole Dispositive Power
Person
With                972,836 shares of Common Stock (See Item 5)

               10.  Shared Dispositive Power

                    -0- shares of Common Stock (See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 5 below

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)

     See Item 5 below

14.  Type of Reporting Person
          IN

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          This Amendment No. 6 to Schedule 13D is being filed on behalf of Joe
F. Hanauer to amend the Schedule 13D dated November 11, 1992, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.


ITEM 1.   SECURITY AND ISSUER.

          Item 1 to Schedule 13D is hereby amended, in pertinent part, as follows:

          The Company's principal executive offices are located at 10275 West Higgins Road, Suite 300, Rosemont, Illinois 60018.

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2(a) to Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) This statement is filed by Joe F. Hanauer. Mr. Hanauer holds all of the securities reported in this Schedule 13D as being held by Mr. Hanauer as trustee of the Joe F. Hanauer Trust dated June 15, 1988 (the "Hanauer Trust"), except for 13,293 shares of Common Stock and the Stock Option (as defined below), which Mr. Hanauer holds as an individual.

          Item 2(c) to Schedule 13D is hereby amended, in pertinent part, as follows:

          (c)  Mr. Hanauer is Chairman of the Board of the Company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


ITEM 4.   PURPOSE OF TRANSACTION.

          Items 3 and 4 to Schedule 13D are hereby amended, in pertinent part, as follows:

          On December 11, 1996, the Company, Warburg, Pincus Investors, L.P. ("Warburg") and Mr. Hanauer entered into the Tri-Party Agreement (the "Tri-Party Agreement"), pursuant to which, among other things, (i) Mr. Hanauer converted his 8,894 shares of Series A Senior Preferred Stock into 339,629 shares of Common Stock, (ii) Warburg transferred to Mr. Hanauer a portion of the Pru Warrant No. 16 representing the right to purchase 14,286 shares of Common Stock (the "Warrant No. 20") and a portion of the Pru Warrant No. 17 representing the right to purchase 10,714 shares of Common Stock (the "Warrant No. 22"), (iii) Mr. Hanauer surrendered to the Company for cancellation his warrants to purchase an aggregate of 38,410 shares of Common Stock, which were exercisable only under certain circumstances, (iv) the Company amended Mr. Hanauer's existing warrants to purchase an aggregate of 323,541 shares of Common Stock to extend the expiration date thereof to January 29, 2002 and eliminate certain anti-dilution provisions (the "Existing Warrants"), and (v) Warburg, the Company and Mr. Hanauer terminated the Stockholders Agreement (the "Stockholders Agreement") dated as of January 29, 1993, as amended from time to time.

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          Warrant No. 20 and Warrant No. 22 (collectively, the "New Warrants")
have an exercise price of $3.50 and 2.375, respectively, and are exercisable at any time prior to January 29, 2002. Payment of the aggregate exercise price may be made in cash or, at the election of the holder, by delivering warrants, the value of which will be deemed to equal to the difference between the current market price of a share of Common Stock on the date immediately preceding the date of exercise and the then current exercise price. The exercise price and the number of shares of Common Stock issuable upon exercise of the New Warrants are subject to adjustment from time to time upon the occurrence of certain stock dividends or distributions, stock splits, reverse stock splits or stock reclassifications.

          Warburg has executed a letter dated December 9, 1996 addressed to Mr. Hanauer (the "Warburg/Hanauer Letter") confirming their understanding that Warburg will cause the directors of the Company nominated by Warburg to nominate Mr. Hanauer for election to the Board of Directors of the Company at the 1997 and 1998 annual meetings of the stockholders. In addition, Warburg agreed to vote all of its shares of Common Stock in favor of Mr. Hanauer's election to the Board of Directors of the Company.

          Pursuant to the Tri-Party Agreement, the Company, Warburg, Mr. Hanauer and C. Michael Kojaian, Mike Kojaian and Kenneth J. Kojaian (collectively, the "Kojaian Purchasers") entered into the Registration Rights Agreement dated as of December 11, 1996 (the "Registration Rights Agreement"), as more fully described in Item 6 hereof.

          A copy of each of the Tri-Party Agreement, Warrant No. 20, Warrant No. 22 and the Warburg/Hanauer Letter is attached hereto as Exhibits 1, 2, 3 and 4, respectively, and is incorporated herein by reference in its entirety. Each of the summaries of Exhibits 1, 2, 3 and 4 contained in this Schedule 13D is subject to, and is qualified in its entirety by, all of the provisions contained in the respective Exhibit.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 to Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) As of the date of this Schedule 13D, Mr. Hanauer is the beneficial owner of 972,836 shares of Common Stock through ownership of (i) 420,728 shares of Common Stock, including 339,629 shares received by Mr. Hanauer upon conversion of 8,894 shares of Series A Senior Preferred Stock, (ii) currently exercisable New Warrants and Existing Warrants to purchase an aggregate of 348,541 shares of Common Stock, and (iii) a stock option under the Company's Amended and Restated Stock Option Plan (the "Stock Option") currently exercisable for 203,567 shares of Common Stock. In addition, the Stock Option entitles Mr. Hanauer to acquire an additional 34,283 shares of Common Stock, which have been excluded from Mr. Hanauer's beneficial holdings reported on this
Schedule 13D as the Stock Option will not be exercisable with respect to the additional 34,283 shares within 60 days of the date hereof. Item 6 contains additional information concerning the Stock Option. The shares of Common Stock beneficially owned by Mr. Hanauer as described herein represent approximately 5.7% of the shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) in the manner described below.

          The percentages used in this paragraph 5(a) are calculated based upon 16,603,987 shares of Common Stock issued and outstanding at the close of business on December 11, 1996. Such information has been provided to the Reporting Person by the Company. Pursuant to Rule 13d-3(d)(1)(i), shares of Common Stock which are not outstanding which are subject to convertible

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securities are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the shares of Common Stock owned by the person holding such convertible securities, but are not deemed to be outstanding for purposes of computing the percentage of such shares owned by any other person.

          By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Hanauer and Warburg may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, the group consisting of these entities may be deemed to own all shares of Common Stock beneficially owned by Warburg and Mr. Hanauer. Mr. Hanauer does not affirm the existence of such a group and disclaims beneficial ownership of shares of Common Stock beneficially owned by Warburg.

          (b) As of the date hereof, Mr. Hanauer has the sole power to vote and to dispose of the Common Stock, the New Warrants, the Existing Warrants and the Stock Option held by him, but does not have nor share such powers with respect to any shares beneficially owned by Warburg.

          (c) Except as set forth in this Schedule 13D, Mr. Hanauer has not effected any transactions in the Common Stock during the preceding 60 days.

          (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such securities.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 to Schedule 13D is amended hereby, in pertinent part, as follows:

          On January 4, 1995, the Company granted Mr. Hanauer the Stock Option to purchase 102,850 shares of Common Stock at an exercise price of $1.875 per share under the Company's 1990 Amended and Restated Stock Option Plan. The exercise price represents market value at the date of grant. The option vests in three equal, annual installments commencing on the first anniversary of the date of grant.

          Mr. Hanauer, the Company, Warburg and the Kojaian Purchasers entered into the Registration Rights dated as of December 11, 1996 (the "Registration Rights Agreement"). The Registration Rights Agreement provides that at any time after December 11, 1996, (i) the holder or holders of at least 30% of the aggregate amount of Warburg Registrable Securities (as defined below) may make three written requests to the Company for registration under and in accordance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), of all or part of the Warburg Registrable Securities; PROVIDED, HOWEVER, that Warburg may make any of such three requests for registration regardless of the percentage of Warburg Registrable Securities it holds, and (ii) the holder or holders of at least 30% of the aggregate amount of Kojaian Registrable Securities (as defined below) may make three written requests to the Company for registration under and in accordance with the provisions of the Securities Act of all or part of the Kojaian Registrable Securities. "Warburg Registrable Securities" includes all shares of Common Stock held by Warburg on December 11, 1996 and all shares of Common Stock issued or issuable upon exercise of any of the warrants held by Warburg on December 11, 1996 to purchase shares of Common Stock.

                                        5

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"Hanauer Registrable Securities" includes all shares of Common Stock held by Mr.
Hanauer or the Hanauer Trust on December 11, 1996 and all shares of Common Stock issued or issuable upon exercise of any of the warrants held by Mr. Hanauer or the Hanauer Trust on December 11, 1996 to purchase shares of Common Stock. "Kojaian Registrable Securities" includes the Kojaian Shares. Warburg Registrable Securities, Hanauer Registrable Securities and Kojaian Registrable Securities are sometimes collectively referred to herein as "Registrable Securities."

          The Registration Rights Agreement also provides that in the event that a holder or holders of Warburg Registrable Securities requests a registration pursuant to the foregoing provisions, Mr. Hanauer and the Hanauer Trust may elect to include a proportionate share of the Hanauer Registrable Securities held by them in such registration, in which case Mr. Hanauer (or the Hanauer Trust) shall be permitted to sell such Hanauer Registrable Securities in the same manner and on the same basis as such holder or holders of Warburg Registrable Securities.

          Pursuant to the Registration Rights Agreement, the holders of Registrable Securities also have certain "piggyback" registration rights to include their securities, subject to certain limitations, in registration statements filed by the Company with respect to any offering of any equity securities for its own account or for the account of any of its equity holders. All expenses incident to the Company's performance of or compliance with the Registration Rights Agreement will be borne by the Company, including, among other things, all reasonable fees and disbursements of one counsel selected by the holders of a majority of the Registrable Securities being registered in the case of a piggyback registration, or one counsel selected by Warburg in the case of a demand registration requested by Warburg and one counsel selected by the holder or holders of at least a majority of the Kojaian Registrable Securities in the case of a demand registration requested by the Kojaian Purchasers; PROVIDED, HOWEVER, that the Company will not be responsible for the underwriting discounts and commissions and transfer taxes, if any, and certain fees and disbursements of counsel to the underwriters. The Registration Rights Agreement contains customary indemnification and contribution provisions relating to the exercise by the holders of Registrable Securities of their registration rights thereunder.

          A copy of the Registration Rights Agreement is attached hereto as
Exhibit 5 and is incorporated herein by reference in its entirety. The summary of the Registration Rights Agreement contained in this Schedule 13D is subject to, and is qualified in its entirety by, all of the provisions contained in the Registration Rights Agreement.

          A copy of each of the Tri-Party Agreement, Warrant No. 20, Warrant No. 22 and the Warburg/Hanauer Letter is attached hereto as Exhibits 1, 2, 3 and 4 respectively, and such agreements, and the descriptions contained in Item 4, are incorporated herein by reference in their entirety. Each of the summaries of Exhibits 1, 2, 3 and 4 contained in this Schedule 13D is subject to, and is qualified in its entirety by, all of the provisions contained in the respective Exhibit.

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in
Item 2 hereof and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                        6

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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Tri-Party Agreement dated as of December 11, 1996 by and among Grubb & Ellis Company, a Delaware corporation, Warburg, Pincus Investors, L.P., a Delaware limited partnership, and Joe F. Hanauer.

     Exhibit 2. Stock Subscription Warrant No. 20 issued to Joe F. Hanauer to purchase 14,286 shares of Common Stock of Grubb & Ellis Company, a Delaware corporation.

     Exhibit 3. Stock Subscription Warrant No. 22 issued to Joe F. Hanauer to purchase 10,714 shares of Common Stock of Grubb & Ellis Company, a Delaware corporation.

     Exhibit 4. Letter Agreement by and among Warburg, Pincus Investors, L.P., a Delaware limited partnership, and Joe F. Hanauer.

     Exhibit 5. Registration Rights Agreement dated as of December 11, 1996 by and among Grubb & Ellis Company, a Delaware corporation, Warburg, Pincus Investors, L.P., a Delaware limited partnership, Joe F. Hanauer, Mike Kojaian, Kenneth J. Kojaian and C. Michael Kojaian.

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                                    SIGNATURE



          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    December 19, 1996


                                   By:   /s/ Joe F. Hanauer
                                      -----------------------
                                             Joe F. Hanauer

                                        8

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                                  Exhibit Index


     Exhibit 1. Tri-Party Agreement dated as of December 11, 1996 by and among Grubb & Ellis Company, a Delaware corporation, Warburg, Pincus Investors, L.P., a Delaware limited partnership, and Joe F. Hanauer.

     Exhibit 2. Stock Subscription Warrant No. 20 issued to Joe F. Hanauer to purchase 14,286 shares of Common Stock of Grubb & Ellis Company, a Delaware corporation.

     Exhibit 3. Stock Subscription Warrant No. 22 issued to Joe F. Hanauer to purchase 10,714 shares of Common Stock of Grubb & Ellis Company, a Delaware corporation.

     Exhibit 4. Letter Agreement by and among Warburg, Pincus Investors, L.P., a Delaware limited partnership, and Joe F. Hanauer.

     Exhibit 5. Registration Rights Agreement dated as of December 11, 1996 by and among Grubb & Ellis Company, a Delaware corporation, Warburg, Pincus Investors, L.P., a Delaware limited partnership, Joe F. Hanauer, Mike Kojaian, Kenneth J. Kojaian and C. Michael Kojaian.